Exhibit 99.3

CUSIP No. G2118P102

CONSORTIUM AGREEMENT

THIS CONSORTIUM AGREEMENT is made as of November 27, 2020 (the “Agreement”), by and among, Mr. Zhili Wang (the “Chairman”), TAISHANBPO1 Holdings Limited, a British Virgin Islands company wholly-owned by the Chairman (the “Chairman Holding Company”, together with the Chairman, the “Chairman Parties”), Mr. Debao Wang, TAISHANBPO2 Holdings Limited, a British Virgin Islands company wholly-owned by Mr. Debao Wang, Mr. Guoan Xu, TAISHANBPO3 Holdings Limited, a British Virgin Islands company wholly-owned by Mr. Guoan Xu (the foregoing four parties, collectively with the Chairman Parties, the “Management Parties”), Mr. Qingmao Zhang, TAISHANBPO4 Holdings Limited, a British Virgin Islands company wholly-owned by Mr. Qingmao Zhang, Mr. Long Lin, TAISHANBPO5 Holdings Limited, a British Virgin Islands company wholly-owned by Mr. Long Lin, Mr. Jishan Sun, and TAISHANBPO6 Holdings Limited, a British Virgin Islands company wholly-owned by Mr. Jishan Sun (the foregoing six parties, the “Initial Sponsors”, and together with all Additional Sponsors, the “Sponsors”). Each of the Management Parties and the Sponsors is referred to herein as a “Party”, and collectively, the “Parties”. Unless otherwise defined herein, capitalized terms used herein shall have the meanings assigned to them in Section 10.1 hereof.

WHEREAS, the Parties propose to undertake an acquisition transaction (the “Transaction”) with respect to China Customer Relations Centers, Inc., a company incorporated under the laws of the British Virgin Islands listed on the NASDAQ Capital Market (the “Target”), pursuant to which the Target would be delisted from NASDAQ Capital Market and deregistered under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”);

WHEREAS, (a) in connection with the Transaction, the Parties propose to form a new company (“Holdco”) under the laws of the British Virgin Islands, and to cause Holdco to form a direct, wholly-owned subsidiary (“Merger Sub”) under the laws of the British Virgin Islands, and (b) at the closing of the Transaction (the “Closing”), the Parties intend that Merger Sub will be merged with and into the Target, with the Target being the surviving company and becoming a direct, wholly-owned subsidiary of Holdco (the “Surviving Company”);

WHEREAS, on the date hereof, the Parties will submit a non-binding proposal, a copy of which is attached hereto as Schedule A (the “Proposal”), to the board of directors of the Target (the “Target Board”) in connection with the Transaction; and

WHEREAS, in accordance with the terms of this Agreement, the Parties will cooperate and participate in (a) the evaluation of the Target, including conducting due diligence of the Target and its business, (b) discussions regarding the Proposal with the Target, and (c) the negotiation of the terms of definitive documentation in connection with the Transaction (in which negotiations the Parties expect that the Target will be represented by a special committee of independent and disinterested directors of the Target Board (the “Special Committee”)), including, without limitation, an agreement and plan of merger among Holdco, Merger Sub and the Target in form and substance to be agreed by the Parties (the “Merger Agreement”), which shall be subject to the approval of the shareholders of the Target and debt financing documents in connection with the Transaction.

NOW, THEREFORE, in consideration of the foregoing recitals and of the mutual agreements and covenants set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

1. Proposal; Debt Financing; Holdco Ownership and Arrangements

1.1 Participation in Transaction. The Parties agree to participate in the Transaction on the terms set forth in this Agreement.

1.2 Proposal. On the date hereof, the Parties shall submit the Proposal to the Target Board. Thereafter, the Parties shall collectively (a) undertake further due diligence with respect to the Target and its business; (b) engage in discussions with the Target under the Chairman's lead regarding the Proposal; and (c) negotiate in good faith the terms of definitive documentation in respect of the Transaction, including, without limitation, the Merger Agreement and the terms of agreements among the Parties required to support the Proposal or to regulate the relationship among the Parties.

1.3 Debt Financing.

(a) The Parties shall use reasonable efforts and cooperate in good faith to arrange debt financing to support the Transaction (the “Debt Financing”), on terms satisfactory to the Parties.

(b) To the extent practicable and permitted by the Target Board or the Special Committee, each of the Parties shall

(i)	furnish the financing banks with financial, know-your-client and other pertinent information relevant to the financial condition, business, operations and assets of the Target, as may be reasonably requested by the financing banks, and

(ii)	take all corporate or other actions reasonably requested by the financing banks to permit the consummation of the Debt Financing, including facilitating the pledging of collateral and, in connection therewith, executing and delivering any pledge and security documents, other definitive financing documents or certificates, or other documents as may be reasonably requested by the financing banks.

1.4 Holdco Ownership and Arrangements

(a) Prior to the execution of the Merger Agreement, the Parties shall (i) incorporate Holdco and shall cause Holdco to incorporate Merger Sub; and (ii) negotiate and use reasonable best efforts to agree in good faith the terms of the memorandum and articles of association of each of Holdco and Merger Sub. The Parties agree that the memorandum and articles of association of Merger Sub shall become the memorandum and articles of association of the Surviving Company at the Closing.

(b) Subsequent to the execution of the Merger Agreement, the Parties shall negotiate in good faith and use reasonable best efforts to enter into a shareholders agreement of Holdco that would, among other things, govern the relationship of the shareholders in Holdco following the Closing, and contain provisions customary for transactions of this type.

(c) Each Party’s ownership percentage in Holdco shall be based on the amount of cash paid, and the agreed-upon value of any other consideration contributed, by such Party to Holdco relative to the aggregate amount of cash paid, and the aggregate agreed-upon value of any other consideration contributed, by all of the Parties to Holdco in connection with the Transaction (in each case, from whatever sources derived). Specifically, the Management Parties agree to contribute or cause to be contributed to Holdco at the Closing, in exchange for newly issued equity interests in Holdco, all of the Target Common Shares then held by the Management Parties based on the same per share consideration as provided in the Merger Agreement, except as may otherwise be agreed by the Parties in writing. If so agreed, Target Common Shares not contributed by the Management Parties to Holdco at the Closing pursuant to the preceding sentence shall be paid based on the per share consideration provided for in the Merger Agreement and cancelled at the Closing. For the avoidance of doubt, the Parties agree that the obligation of the Parties to purchase and pay for any Holdco shares shall be subject to the satisfaction or waiver of the various conditions to the obligations of Holdco and Merger Sub to be set forth in the Merger Agreement.

(d) To finance a portion of the cash needed by Holdco for payment of the consideration in the Transaction, each Sponsor shall, in connection with the execution of the Merger Agreement, (i) enter into a roll-over agreement in customary form pursuant to which it will contribute at the Closing all Target Common Shares owned by it (if any) to Holdco; and/or (ii) deliver an equity commitment letter in customary form, pursuant to which it will fund, at the Closing, cash to Holdco in an amount to be agreed upon by the Parties.

(e) The Chairman may, in his sole discretion, admit one or more additional investor(s) to the Consortium as Additional Sponsor(s) to provide additional equity capital for the consummation of the Transaction. Any additional sponsor admitted to the Consortium pursuant to this Section 1.4(e) shall execute an adherence agreement to this Agreement in form and substance to be agreed by the parties.

2. Participation in Transaction; Advisors; Approvals

2.1 Information Sharing and Roles. Each Party shall cooperate in good faith in connection with the Proposal and the Transaction, including by (a) complying with any information delivery or other requirements entered into by Holdco, a Party or an Affiliate of a Party, and shall not, and shall direct its Representatives not to, whether by their action or omission, breach such arrangements or obligations; (b) participating in meetings and negotiations with the Special Committee and its advisors with respect to the Transaction, provided that the Chairman shall be the lead negotiator; (c) participating in meetings and negotiations with Debt Financing lenders, provided that the Chairman shall be the lead negotiator; (d) executing a customary confidentiality agreement reasonably required by the Target in connection with gaining access to information with respect to the Target in connection with the Transaction; (e) sharing all information reasonably necessary to evaluate the Target, including technical, operational, legal, accounting and financial materials and relevant consulting reports and studies; (f) providing each other or Holdco with all information reasonably required concerning such Party or any other matter relating to such Party in connection with the Transaction and any other information a Party may reasonably require in respect of any other Party and its Affiliates for inclusion in the definitive documentation; (g) providing timely responses to requests by another Party for information; (h) applying the level of resources and expertise that such Party reasonably considers to be necessary and appropriate to meet its obligations under this Agreement; (i) consulting with each other Party and otherwise cooperating in good faith on any public statements regarding the Parties’ intentions with respect to the Target, any issuance of which shall be subject to Section 6.1; and (j) any other action that is deemed customary for transactions of this type by the Chairman. Unless the Parties otherwise agree, none of the Parties shall commission a report, opinion, or appraisal (within the meaning of Item 1015 of Regulation M-A of the Exchange Act). Notwithstanding the foregoing, no Party is required to make available to the other Parties any of their internal investment committee materials or analyses or any information which it considers to be commercially sensitive information or which is otherwise held subject to an obligation of confidentiality. The Management Parties agree not to provide any information in breach of any of their obligations or fiduciary duties to the Target, as applicable.

2.2 Appointment of Advisors.

(a) The Chairman may engage or terminate any legal, financial or other Advisors for the Consortium in connection with the Transaction.

(b) If a Party requires separate representation in connection with specific issues arising out of the Proposal or the Transaction, such Party may retain other Advisors to advise it. Each Party that engages separate Advisors shall (i) provide prior notice to the other Parties of such engagement; and (ii) be solely responsible for the fees and expenses of such separate Advisors except as otherwise provided in Section 3.1(c).

2.3 Approvals. Each Party shall use reasonable best efforts and provide all cooperation as may be reasonably requested by each other Party to obtain all applicable governmental, statutory, regulatory or other approvals, licenses, waivers or exemptions required or, in the reasonable opinion of the Parties, desirable for the consummation of the Transaction.

3. Transaction Costs

3.1 Expenses and Fee Sharing.

(a) Upon consummation of the Transaction, the Surviving Company shall reimburse the Parties for, or pay on behalf of the Parties, as the case may be, all of their out-of-pocket costs and expenses incurred in connection with the Transaction, including, without limitation, the reasonable fees, expenses and disbursements of Advisors retained by the Parties (other than fees and costs of any separate Advisors who were retained by the Parties in accordance with Section 2.2(b)).

(b) If the Transaction is not consummated (and Section 3.1(c) below does not apply), the Parties agree to share the costs and expenses of Holdco and the Consortium incurred prior to or as a result of the termination of the Transaction, including any fees and expenses payable to the Advisors retained by the Parties (other than fees and expenses of any separate Advisors retained by the Parties in accordance with Section 2.2(b)), on a pro rata basis in proportion to their proposed committed equity ownership in the Holdco.

(c) If the Transaction is not consummated due to the unilateral breach of this Agreement by one or more Parties, then such breaching Parties shall reimburse any non-breaching Party for all out-of-pocket costs and expenses, including any fees and expenses of (i) Advisors retained by the Parties (including the fees and costs of any separate Advisors who were retained by the non-breaching Parties in accordance with Section 2.2(b)) and (ii) financing banks in connection with the Debt Financing, incurred by such non-breaching Party in connection with the Transaction, without prejudice to any rights and remedies otherwise available to such non-breaching Party.

(d) The Parties shall be entitled to receive any termination, break-up or other fees or amounts payable to Holdco or Merger Sub by the Target pursuant to the Merger Agreement, to be allocated pro rata among the Parties in proportion to their committed equity ownership in the Holdco or otherwise as may be agreed in writing among the Parties, net of the costs and expenses incurred in connection with the Transaction, including, without limitation, the reasonable fees, expenses and disbursements of Advisors retained by the Parties (other than fees and costs of any separate Advisors who were retained by the Parties in accordance with Section 2.2(b)).

4. Exclusivity

4.1 Exclusivity Period. During the period beginning on the date hereof and ending on the earlier of (i) the 9-month anniversary of the date hereof, and (ii) the termination of this Agreement pursuant to Section 5.2 (the “Exclusivity Period”), each Party shall, and shall cause its Affiliate:

(a) work exclusively with the other Parties to implement the Transaction, including, without limitation, to (i) evaluate the Target and its business, (ii) prepare, negotiate and finalize the definitive documentation in connection with the Transaction, including for the Debt Financing, and (iii) vote, or cause to be voted, at every shareholder or stakeholder meeting (whether by written consent or otherwise) all Target Securities held or beneficially owned by such Party against any Competing Proposal or matter that would facilitate a Competing Proposal and in favour of the Transaction (and any actions required in furtherance thereof);

(b) not, without the prior written consent of the other Parties, directly or indirectly, either alone or with or through any Affiliate or Representative authorized to act on such Party’s behalf (i) make a Competing Proposal, or seek, invite, initiate, solicit, encourage, induce, facilitate or join with any other person in the making of, any Competing Proposal, (ii) provide any information to any third party with a view to the third party or any other person pursuing or considering to pursue a Competing Proposal, (iii) finance or offer to finance any Competing Proposal, including, without limitation, by offering any equity or debt financing, or contribution of Target Securities or provision of a voting agreement, in support of any Competing Proposal, (iv) enter into any written or oral agreement, arrangement or understanding (whether legally binding or not) regarding, or do, anything that is inconsistent with the provisions of this Agreement or the Transaction as contemplated under this Agreement, (v) acquire or dispose of any Target Securities, or, directly or indirectly (A) sell, offer to sell, give, pledge, encumber, assign, grant any option for the sale of or otherwise transfer or dispose of, or enter into any agreement, arrangement or understanding to sell or otherwise transfer or dispose of, an interest in any Target Securities (“Transfer”) or permit any Transfer by any of its Affiliates of an interest in any Target Securities, in each case, except as expressly contemplated under this Agreement and the definitive documentation, (B) enter into any contract, option or other arrangement or understanding with respect to a Transfer or limitation on voting rights of any Target Securities, or any right, title or interest thereto or therein, or (C) deposit any Target Securities into a voting trust or grant any proxies or enter into a voting agreement, power of attorney or voting trust with respect to any Target Securities, in each case except that the Management Parties may continue to acquire Target Common Shares through exercise of share incentive awards, (vi) take any action that would reasonably be expected to have the effect of preventing, disabling or delaying any Party from performing its obligations under this Agreement, or (vii) seek, invite, initiate, solicit, encourage, induce, or facilitate any offer, inquiry or proposal from, or enter into any negotiation, discussion, agreement or understanding (whether or not in writing and whether or not legally binding) with, any other person regarding the matters described in Sections 4.1(b)(i) to 4.1(b)(vi);

(c) immediately cease and terminate, and cause to be ceased and terminated, all existing activities, discussions, conversations, negotiations and other communications with all persons conducted heretofore with respect to a Competing Proposal; and

(d) promptly notify the other Parties if it or, to its knowledge, any of its Representatives receives any approach or communication with respect to any Competing Proposal, including, without limitation, in such notice the identity of the other persons involved and the nature and content of the approach or communication, and provide the other Parties with copies of any written communication.

Notwithstanding the foregoing provisions of this Section 4.1, to the extent the Target specifically requests that the applicable Management Parties cooperate in respect of a bona fide written Competing Proposal that was not initiated, solicited, or encouraged by such Management Party, and such Management Party determines (solely in his capacity as Chief Executive Officer, Chairman of the Target Board, Chief Financial Officer, Vice President or a member of the Target Board, as applicable, and not in his capacity as a shareholder of the Target) that, based on the written advice of British Virgin Islands counsel to the Consortium, that he is obligated in such capacity to cooperate with the Target in order to comply with his fiduciary duties under the laws of British Virgin Islands, such Management Party may provide such cooperation but only to the extent required to comply with such fiduciary duties in such capacity.

5. Termination

5.1 Failure to Agree. If the Parties are unable to agree either (a) as between themselves upon the material terms of the Transaction or the Debt Financing for the Transaction, or (b) with the Special Committee on the material terms of a transaction which the Special Committee agrees to recommend to the public shareholders of the Target, then, subject to Section 5.3(a), (i) a Party may cease its participation in the Transaction by delivery of a written notice to the other Parties and (ii) this Agreement shall terminate with respect to such withdrawing Party.

5.2 Other Termination Events. Subject to Section 5.3(b), this Agreement shall terminate with respect to all Parties upon the earlier to occur of (a) the Closing, and (b) a written agreement among the Parties to terminate this Agreement.

5.3 Effect of Termination.

(a) Upon termination of this Agreement with respect to a Party pursuant to Section 5.1, Section 3 (Transaction Costs), Section 4 (Exclusivity), Section 5 (Termination), Section 6.2 (Confidentiality), Section 7 (Notices) and Section 9 (Miscellaneous) shall continue to bind such Party and such Party shall be liable under Section 3 for its pro rata portion of any costs and expenses incurred by the Parties prior to the termination of this Agreement with respect to such Party, unless there was a breach of this Agreement by such Party prior to the termination, in which case Section 3.1(c) shall apply.

(b) Upon termination of this Agreement pursuant to Section 5.2, Section 3 (Transaction Costs), Section 5 (Termination), Section 6.2 (Confidentiality), Section 7 (Notices) and Section 9 (Miscellaneous) shall continue to bind the Parties and each of the Parties shall be liable under Section 3 for its pro rata portion of any costs and expenses incurred by the Parties prior to the termination of this Agreement, unless there was a breach of this Agreement by any Party prior to the termination, in which case Section 3.1(c) shall apply.

(c) Other than as set forth in Sections 5.3(a) and (b) or in respect of a breach of this Agreement by any Party prior to the termination of this Agreement with respect to such Party, the Parties shall not otherwise be liable to each other in relation to this Agreement.

6. Announcements and Confidentiality

6.1 Announcements. No announcements regarding the subject matter of this Agreement shall be issued by any Party without the prior written consent of the other Parties, which consent shall not be unreasonably withheld, delayed or conditioned, except to the extent that any such announcements are required by law, a court of competent jurisdiction, a regulatory body or international stock exchange, and then only after the form and terms of such disclosure have been notified to the other Parties and the other Parties have had a reasonable opportunity to comment thereon, in each case to the extent reasonably practicable. Any announcement to be made by the Parties or their Affiliates (including Holdco) in connection with the Transaction shall be jointly coordinated and agreed by the Parties.

6.2 Confidentiality.

(a) Except as permitted under Section 6.3, each Party shall not, and shall procure its Affiliates and Representatives not to, without the prior written consent of the other Parties, disclose any Confidential Information received by it (the “Recipient”) from any other Party (the “Discloser”) in any manner whatsoever. Each Party shall not, and shall procure its Affiliates and Representatives not to, use any Confidential Information for any purpose other than for the purposes of this Agreement or the Transaction.

(b) The Recipient shall safeguard and return to the Discloser, on demand, any Confidential Information which falls within clause (a) of the definition of Confidential Information and in the case of electronic data that constitutes Confidential Information, to return or destroy such Confidential Information (other than any electronic data stored on the back-up tapes of the Recipient’s hardware) at the option of the Recipient.

(c) Each Party acknowledges that, in relation to Confidential Information received from the other Parties, the obligations contained in this Section 6.2 shall continue to apply for a period of 12 months following termination of this Agreement pursuant to Section 5.1 or Section 5.2, unless otherwise agreed in writing.

6.3 Permitted Disclosures. A Party may disclose Confidential Information (a) to those of its Affiliates and Representatives as such Party reasonably deems necessary to give effect to, perform its obligations under, or enforce this Agreement or evaluate, negotiate and implement the Transaction (including, without limitation, potential financing sources), but only on a confidential basis, (b) if required by law or a court of competent jurisdiction, the United States Securities and Exchange Commission or any other regulatory body or international stock exchange having jurisdiction over a Party or pursuant to whose rules and regulations such disclosure is required to be made, but only after the form and terms of such disclosure have been notified to the other Parties and the other Parties have had a reasonable opportunity to comment thereon, in each case to the extent legally permissible and reasonably practicable or (c) if the information is publicly available other than through a breach of this Agreement by such Party or its Affiliates or Representatives.

7. Notices

7.1 Any notice, request, instruction or other document to be provided hereunder by any Party to another Party shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, or by facsimile, overnight courier or electronic mail, to the address provided under such Party’s signature page hereto, or to any other address, or facsimile number, or electronic mail address as a Party may hereafter specify for the purpose by notice to such Parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. (local time) on a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding Business Day in the place of receipt.

8. Representations and Warranties

8.1 Representations and Warranties. Each Party hereby represents and warrants, on behalf of such Party only, to the other Parties that (a) it has the requisite power and authority to execute, deliver and perform this Agreement; (b) the execution, delivery and performance of this Agreement by it have been duly authorized by all necessary action on the part of such Party and no additional proceedings are necessary to approve this Agreement; (c) this Agreement has been duly executed and delivered by it and constitutes a valid and binding agreement of such Party enforceable against it in accordance with the terms hereof; (d) its execution, delivery and performance (including, without limitation, the provision and exchange of information) of this Agreement will not (i) conflict with, require a consent, waiver or approval under, or result in a breach of or default under, any of the terms of any material contract or agreement to which such Party is a party or by which such Party is bound, or any office such Party holds, (ii) violate any order, writ, injunction, decree or statute, or any rule or regulation, applicable to such Party or any of its properties and assets, or (iii) result in the creation of, or impose any obligation on such Party to create, any lien, charge or other encumbrance of any nature whatsoever upon such Party’s properties or assets; and (e) no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transaction based upon arrangements made by or on behalf of such Party.

8.2 Target Securities. As of the date of this Agreement, (a) each Party holds of record (i) the number of Target Common Shares set forth under the heading “Target Common Shares” next to their names on Schedule B hereto, (ii) the number of outstanding Target Securities (other than Target Common Shares) set forth under the heading “Other Target Securities” next to their names on Schedule B hereto, in each case free and clear of any encumbrances or restrictions (other than restrictions on transfer pursuant to applicable laws); (b) such Party has the sole right to control the voting and disposition of the Target Common Shares (if any) and any other Securities (if any) held by such Party; and (c) none of the Parties or their respective Affiliates owns, directly or indirectly, any Target Common Shares or other Target Securities, other than as set forth on Schedule B hereto. For purposes of this Section 8.2(c), “owns” means a Party (x) is the record holder of such security or (y) is the “beneficial owner” (within the meaning of Rule 13d-3 under the Exchange Act) of such security.

8.3 Reliance. Each Party acknowledges that the other Parties have entered into this Agreement on the basis of and reliance upon (among other things) the representations and warranties in Sections 8.1 and 8.2 and have been induced by them to enter into this Agreement.

9. Miscellaneous

9.1 Entire Agreement. This Agreement constitutes the entire agreement among the Parties and supersedes any previous oral or written agreements or arrangements among them or between any of them relating to its subject matter.

9.2 Further Assurances. Each Party shall use all reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable to carry out the intent and purposes of this Agreement.

9.3 Severability. If any provision of this Agreement is held to be invalid or unenforceable for any reason, it shall be adjusted rather than voided, if possible, in order to achieve the intent of the Parties to the maximum extent possible. In any event, the invalidity or unenforceability of any provision of this Agreement in any jurisdiction shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of this Agreement, including that provision, in any other jurisdiction.

9.4 Amendments; Waivers. Neither this Agreement nor any term hereof may be amended or otherwise modified other than by an instrument in writing signed by each of the Parties. No provision of this Agreement may be waived, discharged or terminated other than by an instrument in writing signed by the Party against whom the enforcement of such waiver, discharge or termination is sought. No failure or delay by any Party in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

9.5 Assignment; No Third Party Beneficiaries. The rights and obligations of each Party shall not be assigned without the prior consent of the other Parties. This Agreement shall be binding upon the respective heirs, successors, legal representatives and permitted assigns of the Parties. Nothing in this Agreement shall be construed as giving any person, other than the Parties and their heirs, successors, legal representatives and permitted assigns any right, remedy or claim under or in respect of this Agreement or any provision hereof.

9.6 No Partnership or Agency. The Parties are independent and nothing in this Agreement constitutes a Party as the trustee, fiduciary, agent, employee, partner or joint venturer of any other Parties.

9.7 Counterparts. This Agreement may be executed in counterparts and all counterparts taken together shall constitute one document.

9.8 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, without giving effect to any choice of law or conflict of law rules or provisions that would cause the application of the laws of any jurisdiction other than the State of New York.

9.9 Dispute Resolution. Any disputes, actions and proceedings against any Party or arising out of or in any way relating to this Agreement shall be submitted to the Hong Kong International Arbitration Centre (“HKIAC”) and resolved in accordance with the Arbitration Rules of HKIAC in force at the relevant time and as may be amended by this Section 9.9. The place of arbitration shall be Hong Kong. The official language of the arbitration shall be English and the tribunal shall consist of three arbitrators (each, an “Arbitrator”). The claimant(s), irrespective of number, shall nominate jointly one Arbitrator; the respondent(s), irrespective of number, shall nominate jointly one Arbitrator; and a third Arbitrator will be nominated jointly by the first two Arbitrators and shall serve as chairman of the tribunal. In the event the claimant(s) or respondent(s) or the first two Arbitrators shall fail to nominate or agree the joint nomination of an Arbitrator or the third Arbitrator within the time limits specified by the Arbitration Rules of HKIAC, such Arbitrator shall be appointed promptly by the HKIAC. The tribunal shall have no authority to award punitive or other punitive-type damages. The award of the arbitration tribunal shall be final and binding upon the disputing parties. Any party to an award may apply to any court of competent jurisdiction for enforcement of such award and, for purposes of the enforcement of such award, the Parties irrevocably and unconditionally submit to the jurisdiction of any court of competent jurisdiction and waive any defences to such enforcement based on lack of personal jurisdiction or inconvenient forum.

9.10 Specific Performance. Each Party acknowledges and agrees that the other Parties would be irreparably injured by a breach of this Agreement by it and that money damages alone are an inadequate remedy for actual or threatened breach of this Agreement. Accordingly, each Party shall be entitled to bring an action for specific performance and/or injunctive or other equitable relief (without posting a bond or other security) to enforce or prevent any violations of any provision of this Agreement, in addition to all other rights and remedies available at law or in equity to such Party, including, without limitation, the right to claim money damages for breach of any provision of this Agreement.

9.11 Limitation on Liability. The obligation of each Party under this Agreement is several (and not joint or joint and several), provided that the obligations of each individual Party and his wholly-owned Party under this Agreement shall be joint and several as between themselves.

10. Definitions and Interpretations

10.1 Definitions. In this Agreement, unless the context requires otherwise:

“Additional Sponsors” means any additional sponsor(s) that may be admitted in accordance with the provisions set forth in Section 1.4(e).

“Advisors” means any advisors and/or consultants of Holdco, Merger Sub, and the Parties, in each case appointed in connection with the Transaction.

“Affiliate” means, with respect to any person, any other person that, directly or indirectly, Controls, is Controlled by or is under common Control with such specified person and “Affiliates” shall be construed accordingly.

“Business Day” means any day (other than a Saturday or a Sunday) on which banks generally are open in the British Virgin Islands, the People’s Republic of China, Hong Kong, and in New York, New York, for the transaction of normal banking business.

“Consortium” means the consortium formed by the Parties hereto to undertake the Transaction.

“Competing Proposal” means a proposal, offer or invitation to the Target, any Sponsor, any of the Management Parties, or any of their respective Affiliates (other than the Proposal), that involves the direct or indirect acquisition of ten percent (10%) or more of the Target Common Shares or voting power in the Target, a sale of all or any significant amount of the assets of the Target, a merger, business combination, consolidation, restructuring, reorganization, or recapitalization involving the Target, a change of control of the Target or any other transaction that could adversely affect, prevent or materially reduce the likelihood of the consummation of the Transaction with the Parties.

“Confidential Information” includes (a) all written, oral or other information obtained in confidence by one Party from any other Party in connection with this Agreement or the Transaction, unless such information (i) is already known to such Party or to others not known by such Party to be bound by a duty of confidentiality, or (ii) is or becomes publicly available other than through a breach of this Agreement by such Party and (b) the existence or terms of, and any negotiations or discussions (including the status thereof) relating to, this Agreement, the Proposal and any definitive documentation, including, without limitation, the Merger Agreement.

“Control” means the possession, directly or indirectly, of the power to direct the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise.

“Representative” of a Party means such Party’s employees, directors, officers, partners, members, nominees, agents, advisors (including, without limitation, legal counsel, accountants, consultants and financial advisors), potential sources of equity or debt financing, and any representatives of the foregoing. The Representatives shall include the Advisors.

“Target Common Shares” means the issued and outstanding Common Shares, par value US$0.001 per share, of the Target.

“Target Securities” means shares, warrants, options and any other securities or instruments which are convertible into or exercisable for shares in the Target.

10.2 Headings. Section and paragraph headings are inserted for ease of reference only and shall not affect construction.

[Signature Pages Follow]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed and delivered as of the date first written above.

Mr. Zhili Wang

/s/ Zhili Wang

TAISHANBPO1 Holdings Limited

By:	/s/ Zhili Wang
Name:	Zhili Wang
Title:	Authorized Signatory

Notice shall be provided to:

Attention:	Zhili Wang
Address:	1366 Zhongtianmen Dajie,
Xinghuo Science and Technology Park, High-tech Zone, Taian City, Shandong Province, 27100 People’s Republic of China

[Consortium Agreement Signature Page]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed and delivered as of the date first written above.

Mr. Debao Wang

/s/ Debao Wang

TAISHANBPO2 Holdings Limited

By:	/s/ Debao Wang
Name:	Debao Wang
Title:	Authorized Signatory

Notice shall be provided to:

Attention:	Debao Wang
Address:	1366 Zhongtianmen Dajie,
Xinghuo Science and Technology Park, High-tech Zone, Taian City, Shandong Province, 27100 People’s Republic of China

[Consortium Agreement Signature Page]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed and delivered as of the date first written above.

Mr. Guoan Xu

/s/ Guoan Xu

TAISHANBPO3 Holdings Limited

By:	/s/ Guoan Xu
Name:	Guoan Xu
Title:	Authorized Signatory

Notice shall be provided to:

Attention:	Guoan Xu
Address:	1366 Zhongtianmen Dajie,
Xinghuo Science and Technology Park, High-tech Zone, Taian City, Shandong Province, 27100 People’s Republic of China

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed and delivered as of the date first written above.

Mr. Qingmao Zhang

/s/ Qingmao Zhang

TAISHANBPO4 Holdings Limited

By:	/s/ Qingmao Zhang
Name:	Qingmao Zhang
Title:	Authorized Signatory

Notice shall be provided to:

Attention:	Qingmao Zhang
Address:	No. 502, Unit 2, Building 3, Zhonglian, Section 2, East Area of Huanshan Community, Lixia District, Jinan City, Shandong Province, People’s Republic of China

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed and delivered as of the date first written above.

Mr. Long Lin

/s/ Long Lin

TAISHANBPO5 Holdings Limited

By:	/s/ Long Lin
Name:	Long Lin
Title:	Authorized Signatory

Notice shall be provided to:

Attention:	Long Lin
Address:	No. 503, Unit 3, Building 8, Youdian Xincun, Shizhong District, Jinan City, Shandong Province, People’s Republic of China

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed and delivered as of the date first written above.

Mr. Jishan Sun

/s/ Jishan Sun

TAISHANBPO6 Holdings Limited

By:	/s/ Jishan Sun
Name:	Jishan Sun
Title:	Authorized Signatory

Notice shall be provided to:

Attention:	Jishan Sun
Address:	Room 201, Unit 1, Building A11, No. 1373, Aolan Road, Jimo City, Shandong Province, People’s Republic of China

SCHEDULE A

Preliminary Non-binding Proposal to Acquire China Customer Relations Centers, Inc.

SCHEDULE B

TARGET SECURITIES

Party	Target Common Shares	Other Target Securities
Zhili Wang	3,958,763	0
Debao Wang	1,069,936	0
Guoan Xu	122,400	0
Qingmao Zhang	1,174,000	0
Long Lin	755,157	0
Jishan Sun	889,240	0
TAISHANBPO1 Holdings Limited	0	0
TAISHANBPO2 Holdings Limited	0	0
TAISHANBPO3 Holdings Limited	0	0
TAISHANBPO4 Holdings Limited	0	0
TAISHANBPO5 Holdings Limited	0	0
TAISHANBPO6 Holdings Limited	0	0